SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>December 31, 2008</u>

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number <u>1-9102</u>

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638


Ameron International Corporation 401(k) Retirement Savings Plan

Report and Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007 and
For the Year Ended December 31, 2008

Ameron International Corporation
401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Ameron International Corporation
Ameron International Corporation 401(k) Retirement Savings Plan
Pasadena, CA

We have audited the accompanying statements of net assets available for benefits of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Farber Hass Hurley, LLP
Camarillo, California
July 9, 2009

Ameron International Corporation
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Assets		
Investments, participant directed, at fair value		
Mutual funds	$23,113,998	$35,889,290
Collective trusts	12,545,453	10,024,183
Ameron stock fund	5,764,318	7,450,696
Participant loans	806,102	811,996
Total investments	42,229,871	54,176,165
Receivables		
Employer contributions	242,706	856,197
Participant contributions	-	9,968
Accrued interest and dividends	27,013	27,626
Total receivables	269,719	893,791
Total assets	42,499,590	55,069,956
Liabilities		
Corrective distributions payable	74,754	196,218
Net assets available for benefits at fair value	42,424,836	54,873,738
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	309,064	(78,224)
Net assets available for benefits	$42,733,900	$54,795,514

The accompanying notes are an integral part of these financial statements.

Ameron International Corporation
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Additions to net assets	
Investment income	
Interest and dividends	$ 853,324
Interest from participant loans	59,630
Total investment income	912,954
Contributions	
Participant	2,628,095
Employer	500,731
Rollover	108,076
Total contributions	3,236,902
Total additions	4,149,856
Deductions from net assets	
Net depreciation in fair value of investments	12,313,561
Benefits paid	3,897,909
Total deductions	16,211,470
Net decrease in net assets	(12,061,614)
Net assets available for benefits	
Beginning of year	54,795,514
End of year	$ 42,733,900

The accompanying notes are an integral part of this financial statement.

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Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

1.   Description of the Plan

General
The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information and is not intended to supersede the Plan agreement. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 1, 1989, Ameron International Corporation ("Ameron" or the "Company") established the Plan to provide retirement benefits for its eligible employees. The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At various times, the Plan has been amended to modify certain of its provisions.

Administration
The Plan is administered by an Employee Benefits Committee appointed by the Company's Board of Directors. The Employee Benefits Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian, and Fund Manager of Investments
The Northern Trust Company (the "Trustee"), serves as directed trustee and custodian of the Plan. The Trustee also acts as fund manager for certain Plan investments. The Trustee is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan. Effective February 2, 2009, Ameron terminated their service agreement with the trustee, see Note 8.

Record keeper
Hewitt Associates (the "Record keeper") serves as the primary record keeper for the Plan. Effective February 2, 2009, Ameron terminated their service agreement with Hewitt Associates, see Note 8.

Eligibility
All salaried and non-union hourly employees of the Company, or companies that have adopted the Plan, are eligible to participate in the Plan provided they have attained age 18, been an employee at least 30 days, and are a resident or citizen of the United States of America.

Employee Contributions
Participants may contribute up to 25 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. The contributions are treated as pre-tax deductions from participants' salaries under the provisions of Section 401(k) of the Internal Revenue Code (the "Code") and are subject to an annual limit ($15,500 for 2008). In addition, participants who are age 50 or older as of the end of the year may be eligible to make an additional "catch up" contribution as described in the Code. Such maximum additional contribution was $5,000 for 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may elect to have such contributions invested in any of the investment options offered by the Plan. Participants may elect to change future contribution percentages on a daily basis.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

1. Description of the Plan (Continued)

Employer Contributions

The Company makes matching contributions equal to 50 percent of each participant's employee pre-tax deferral contribution, up to the first two percent of eligible employee compensation, not to exceed one percent of the employee's eligible annual compensation as defined by the Plan document. Such contributions are made in the form of cash and are credited by pay period to each participant's account. The Company makes additional matching contributions, adjusted according to the Company's Return on Equity ("ROE"), as defined in the Plan, based on the amount of each participant's contribution, which is greater than 2 percent but not greater than 6 percent of the employee's annual compensation, as follows:

Return on Equity ("ROE")	Company Matching Contribution as a Percentage of Employee Contribution
$ROE \leq 10\%$	None
$10\% < ROE \leq 12\%$	5%
$12\% < ROE \leq 13\%$	15%
$13\% < ROE \leq 14\%$	30%
$14\% < ROE \leq 15\%$	50%
$15\% < ROE \leq 16\%$	65%
$16\% < ROE \leq 17\%$	80%
$17\% < ROE \leq 18\%$	90%
$18\% < ROE$	100%

The Company's additional matching contributions are made in the form of cash and credited to each participant's account annually, following the public disclosure of the Company's audited financial statements.

Vesting

Each participant shall vest in employer contributions at a rate of 20 percent for each of the participant's years of service with the Company, beginning after the first year of service and such amounts become 100% vested after 5 years. Each participant's contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated. A participant's interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's vested and unvested contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

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Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

1.   Description of the Plan (Continued)

Termination

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA. If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and nonforfeitable.

Participant Loans

Participants may elect to borrow from their investment fund accounts amounts ranging from $1,000 up to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund. Loan terms range from 1 to 5 years unless the loan is for the purchase of a primary residence in which case, the loan term may be up to 15 years. The interest rate on the loan is prime rate plus 1 percent, and the loan is collateralized by the participant's vested account balance. Interest rates on loans outstanding at December 31, 2008 range from 5 to 10 percent per annum. Principal and interest are paid regularly through payroll deductions. Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Benefit Payments

Upon termination of services, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may leave his or her account balance in the Plan, if the balance exceeds $1,000 and the participant has not yet attained age 65.

Forfeitures

Forfeitures of unvested benefits are used to reduce employer contributions to the Plan. Forfeitures applied to employer contributions totaled $47,761 for the year ended December 31, 2008. The unallocated forfeitures balance at December 31, 2008 was $44,324.

Plan Amendments

The Plan was fully amended and restated during January 2007 in compliance with the most recent government regulations. There were no significant changes to the operation of the plan due to the amendment and restatement. Effective September 1, 2008, the Plan was amended to add an automatic enrollment provision. This amendment allows the Employer to withhold 3% from an eligible employee's compensation as an employee contribution to the Plan unless the employee elects a greater or lesser percentage (including zero) through a salary reduction agreement.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

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Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

2.   Summary of Significant Accounting Policies (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition
The Plan's investments in shares of registered investment company mutual funds and Ameron common stock are stated at fair value, based on quoted market prices on the last business day of the Plan year. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. The Ameron Stock Fund is a unitized fund whose underlying assets consist primarily of Ameron common stock, along with an established level of funds held in a money market account for liquidity purposes. The Ameron Stock Fund's unit price is computed by the Trustee daily, by dividing the Fund's net assets at fair value, by the number of units outstanding, which are determined daily by the record keeper. Participant loans are valued at face value, which approximates fair value. Money market funds are valued at cost plus accrued interest.

The assets of the Northern Collective Stable Asset Fund include investment contracts which are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated based on market quotations of the underlying securities contained in the contracts.

Purchases and sales of securities are reflected on a trade-date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Company paid the administrative expenses of the Plan in 2008. However, the Company, at its discretion, may elect to have the Plan pay all or part of such expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees. The administrative expenses paid by the Company were insignificant for the year ended December 31, 2008.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

2.   Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Investments

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows at December 31:

	2008	2007
PIMCO Total Return II Inst	$ 6,810,237	$ 6,180,135
Allianz CCM Mid Cap Inst	$ 6,556,251	$ 14,633,028
Northern Institutional Global Tactical Asset Alloc. C	$ 3,328,443	$ 4,992,746
Northern Institutional Equity Index A	$ 5,593,428	$ 10,083,382
Northern Collective Stable Asset Fund	$ 12,291,408	$ 9,766,723
Ameron Common Stock Fund	$ 5,764,318	$ 7,450,696

The net appreciation or depreciation of the fair value of investments by investment type is as follows for the year ended December 31, 2008:

Mutual funds	$(11,003,424)
Collective trusts	425,456
Ameron stock fund	(1,735,593)
Net depreciation in fair value of investments	$(12,313,561)

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Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

4.   Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds and U.S. Government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

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Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

4. Fair Value Measurements (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2008.

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$23,113,998	-	-	$23,113,998
Collective trusts	12,545,453	-	-	12,545,453
Common stocks	5,764,318	-	-	5,764,318
Participant loans	-	-	806,102	806,102
Total assets at fair value	$41,423,769	-	$ 806,102	$42,229,871

Level 3 Assets For Year Ending December 31, 2008

Balance, beginning of year	$ 811,996
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	(5,894)
Balance, end of year	$ 806,102

5. Transactions with Related Parties

The Trustee is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in investment funds managed by the Trustee. Such transactions qualify as party-in-interest transactions for which a statutory exemption exists.

6. Federal Income Tax Status

The Plan obtained its last determination letter from the Internal Revenue Service ("IRS") on January 6, 2009 and a previous determination letter on August 19, 2002. The IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Employee Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the qualification requirements of the Code.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

7.   Reconciliation of Financial Statements to Form 5500

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$42,733,900	$54,795,514
(Decrease)/Increase: Adjustment from fair value to contract		
value for fully benefit-responsive investment contracts	(309,064)	78,224
Rounding adjustment	-	(1)
Net assets available for benefits per the Form 5500	$42,424,836	$54,873,737

	December 31, 2008
Net (decrease) in net assets per the financial statements	$(12,061,614)
Adjustment from fair value to contract value for fully	
benefit-responsive investment contracts – 2008	(309,064)
Adjustment from fair value to contract value for fully	
benefit-responsive investment contracts – 2007	(78,224)
Rounding adjustment	1
Net decrease in assets per the Form 5500	$(12,448,901)

8.   Subsequent Event

Effective February 2, 2009, Ameron terminated their service agreements with The Northern Trust Company (trustee and custodian) and Hewitt Associates (record keeper), and contracted with Wachovia Bank, N.A. as its trustee, custodian and record keeper. As a result, investments held by The Northern Trust Company in the amount of $39,554,927 were transferred to Wachovia Bank, N.A. on February 2, 2009.

<u>Supplemental Schedule</u>

15

Ameron International Corporation
401(k) Retirement Savings Plan

Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year
At December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	Interest in Mutual Funds		
	PIMCO	PIMCO Total Return II Inst	$ 6,810,237
	Allianz	Allianz CCM Mid Cap Inst	6,556,251
*	Northern Trust	Northern Instl. Global Tactical Asset Alloc C	3,328,443
*		Northern Institutional Equity Index A	5,593,428
		Vanguard Target Retirement 2005	6,741
		Vanguard Target Retirement 2010	6,716
		Vanguard Target Retirement 2015	86,451
		Vanguard Target Retirement 2020	34,170
		Vanguard Target Retirement 2025	223,488
		Vanguard Target Retirement 2030	231,827
		Vanguard Target Retirement 2035	29,182
		Vanguard Target Retirement 2040	7,384
		Vanguard Target Retirement 2045	9,734
		Vanguard Target Retirement 2050	3,795
		Vanguard Target Retirement Inc.	186,151
		Total Interest in Mutual Funds	23,113,998
	Interest in Collective Trusts		
*	Northern Trust	Northern Collective Stable Asset Fund**	12,600,472
		Northern Short Term Fund	254,045
		Total Interest in Collective Funds	12,854,517
*	Participant Loans	Participant Loans (Interest rates ranging from 5.0% to 10.0% per annum and maturing through June 2020)	806,102
*	Ameron Stock Fund	Unitized collective trust, containing primarily	5,764,318
		Ameron International Corporation Common Stock	
		Grand Total	$42,538,935

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

*   Represents a party-in-interest for which a statutory exemption exists.

**   The Northern Collective Stable Asset Fund holds investment contracts that are presented at contract value. Fair value of those investments, representing the benefits available to Plan participants, was $12,291,408 as of December 31, 2008.

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Ameron International Corporation
401(k) Retirement Savings Plan
Exhibits

The following exhibits are filed with this annual report on Form 11-K:

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23.1	Consent of Independent Registered Public Accounting Firm

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Ameron International Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN**

By: */s/ James R. McLaughlin*

     James R. McLaughlin
     Member, Ameron International Corporation
     401(k) Retirement Savings Plan

Date: July 14, 2009

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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements of Form S-8 (No. 333-114534, No. 33-57308, No. 33-59697, No. 333-36497 and No. 333-61816) of Ameron International Corporation of our report dated July 9, 2009 with respect to the financial statements and supplemental schedule of the Ameron International Corporation 401(k) Retirement Savings Plan as of December 31, 2008 and 2007 and for the year ended December 31, 2008, which appears in this Form 11-K.

/s/ Farber Hass Hurley, LLP
Camarillo, California
July 9, 2009

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